Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Sterling Financial Corporation

Commission File No. 000-16276

The following is a summary transcript of the Chairman and CEO of The PNC Financial Services Group, Inc. James E. Rohr discussing business strategies and performance on December 12, 2007 at the Goldman Sachs conference in New York:

Laurie:	PNC is clearly the jewel of the banking industry, given its highly coveted possessions such as its valuable stake in BlackRock and PFPC. In addition to its leadership positions in several attractive mid-Atlantic markets, from Washington, D.C. to New Jersey, the Bank has tightly underwritten credit, and held down risk over the years, outperforming many of the rest on whatever metric you look at — profitability, growth, credit quality. With that, I’d like to turn it over to the Company’s CEO, Jim Rohr.

Jim Rohr:	Thank you, Laurie. And congratulations on having the perfect timing for this meeting. The Fed got trashed yesterday. They came out with a whole new plan today. I can’t figure out what it is, but anyway. (laughter) We’ll figure it out. It’s a partnership with the Bank of England and the Swiss National Bank, and a number of other things, and anyway, hopefully it’ll work.

Anyway, thank you and good morning everyone. With me today is Rick Johnson, our CFO, and Bill Callahan, our Director of Investor Relations. You know both of them. Let me remind you today that our presentation will contain forward-looking statements, that future results or events could be impacted, possibly materially, by a variety of risks and other factors, including those we discuss in our SEC filings and in our presentation, and in the appendix to our presentation handouts. Also we will discuss non-GAAP financial measures. I forgot to say that at the last presentation, and I got in a lot of trouble. Anyway.

With regards to starting up, we have a presentation for you, but let me talk briefly about the 8-K we issued this morning. We issued an 8K. One of the things that I have committed to you over a long period of time was that if we were — we didn’t give guidance, but that if we were ever going to be outside of the range, we would come and tell you. A month ago, I made a presentation to you that we were within the range. Our trading was within the range, and our CMBS book was in the range. And so, the idea was that we were within the range. Today, that is not the case, and we said so in the 8-K this morning.

The primary reason that we’re not within the range is our CMBS portfolio. It’s about $1.5 billion, and you’ll see that we had to — it was originated during the summer, for example, at about 25 to 35 basis points over LIBOR. At the end of the quarter, we marked it to 65. The market, the index today — we have a chart for you — went out to 121. It’s remarkably volatile. Eighty five percent of that book is AAA, and so, quite frankly, we’re very comfortable holding the quality of the asset. It’s just the volatility of the liquidity in that marketplace. And so that’s a big issue for us — that’s about $55 million.

We also have had an increase in the provision — about $45 million as a result of the increase that we see coming out of our non-performing loans, primarily Mercantile’s. It’s a very granular portfolio. The average loan there is $3 million to $4 million. Quite frankly, that Mercantile portfolio — when we announced the transaction, they had no non-performers, and so that obviously, we said at the time, was unsustainable. It is unsustainable. But our ratio of non-performing assets will go from 0.22 to something in the 0.33 or something like that. Actually, the industry average, as you know, at the end of the third quarter was 0.52, and so we’ll be still be well below that level.

I will tell you that, quite frankly, these two issues are — one is a liquidity issue. The other is a credit issue which we saw coming. We’re looking forward in 2008 to a good year, assuming that the liquidity issues are somehow resolved over a period of time, and I think they will be. And secondly, that we have a reasonable economy, obviously, which I think pretty much everyone expects having slower growth, but a reasonable economy. So we’re looking forward to a good opportunity for PNC on that basis.

With that, let me talk about how we’ve differentiated ourselves in the last few years, and I think that differentiation will continue. One, on a relative basis, when you look at our performance, it validates our diversified business model, I believe. We’ve been investing for the future. We’ll talk a little bit about that. I think there are tremendous opportunities for us to execute so that we can fully differentiate our Company.

A few things you’ll see in the fourth quarter as well as, we believe, next year. Our net interest income is going to be a very good item for us. It’ll grow next year. Our credit quality — it’ll migrate a little higher, but I think it’s manageable. Our expense management and our fee income, we believe, will be fine, with the exception of the issue around the CMBS, which we hope will come back.

When you look at the next chart, you’ll see that we’ve grown nicely. Growth in the balance sheet — we’ve seen strong increases in the last four years. On a compounded basis, we’ve grown assets 19% compared to a peer average of 11%. Grown net loans by 16% and deposits by 15%, compared to 14% and 10% for the peers.

Growth has been added by acquisitions, notably Mercantile, which gave us a presence in a remarkably good and robust marketplace. Really, the opportunity for us in 2008 is to take our technology and our product set and implement that and execute in 2008.

Moving to the next chart, most importantly, is net income growth, on an adjusted compound — and this is adjusted for LTIP and one-time charges. I’ll be talking about that all day, as you know. We adjust the compound annual growth rate of 15%, compared to a peer average of 7%, and EPS has grown 9%, compared to 1% for our peers. You’ll see us operating on a number of fronts, but mostly operating leverage, which is really important to us, and we believe growing revenue in excess of expense is important.

You can see on the next chart that we’ve grown the balance sheet, taken a disciplined approach to expense management, and that positive operating leverage has been recognized. Some time ago, we recognized that credit quality — and I think it was three years ago at this time I said that credit quality had reached an all-time low and it could never get any better. I think that was true, right? And then the next year it got better, and the next year it got better. If you take it to the end of the story, you’re finally right.

But we knew that credit quality would deteriorate and expense management was going to be very important. We’ve been focused on that, and you can see it in the operating leverage chart that we have here. One PNC was a very successful initiative; we’ve actually built that into our budgeting process and our operating process. The continuous improvement model that we have in place now reports to Rick, and we’ll continue to manage our costs in that way. We continue to get lots of ideas from our employees. This positive operating leverage concept is built right into our business with them. So they have to think about that.

With regards to credit, we’ve said over a number of quarters, as I’ve said, that our credit quality couldn’t be sustained. In the fourth quarter, you will see $45 million that we told you about due to the Yardville transaction — comfortable with that, we expected that — and the $45 million increase from the third quarter in terms of provisioning for the residential development areas in Maryland and Northern Virginia.

As you know, our commercial real estate book is relatively small compared to our peers. Our peers are over 200% of Tier 1 capital, but we represent about 160% of Tier 1 capital. And when we look at the book, when we look at residential development, you can see what the mortgage market has done to residential housing. We believe in the third quarter our provisions will still be relatively small to others.

I mentioned the NPA issue. Our NPAs, as a percent of total assets, will go from 0.22 at the end of the third quarter to 0.3 something at the end of the year. The industry average, already at the end of the third quarter, was in excess of 0.5. So, I think, when we look at it, it actually validates, quite frankly, the need to have a diversified business mix as opposed to doubling down in concentrated areas.

We don’t have real estate of any meaningful amount in places like Michigan, California, Texas, South Florida. And no subprime. And we have no SIVs. And so some of the issues that people are wrestling with are clearly just non-existent in our balance sheet.

One of the reasons they’re non-existent — not in our balance sheet — is our diversified business mix, which I think has allowed us to be more disciplined across the Company. This slide shows that 58% of our revenues are fees. Importantly in this is when you take out BlackRock and PFPC, about 50% of our revenues are fees in the Bank. So, in the traditional business, it’s very, very important that we — across our businesses, our Retail Bank and our Corporate Bank — each of them are approximately 50% fees. That’s significantly different than our peers.

Now, another advantage we have is gathering low cost deposits, which we do faster than our peers. It’s a funding advantage, and it helps us maintain a relatively low loan to deposit ratio and, as a matter of fact, after fees, it’s our second largest source of income. We’ve grown non-interest bearing deposits faster than our peers — the last nine months, 22% to 0% for our peers. Without Mercantile, it’s still 4% to 0%, which we’re very pleased with. So when you put that together with our securities book, we’re well-positioned for declining interest rates.

So the bottom line is, and our assumption and strategy is, in the current — or frankly, any — environment, the ability to gather low cost deposits is very important. It’s an advantage. A moderate risk profile, which we maintain, is an advantage. Focusing on risk adjusted returns and having a higher fee income mix — all four of those items are things we think are an advantage today in our performance compared to our peers and an advantage long-term.

Now, let me talk about the future because I think that’s very important. It’s the end of the year; we’re moving forward into 2008. After we have a couple more years of 2007. (laughter) I hope it’s not like the last two weeks. But anyway, we continue to evaluate the returns on our businesses. It’s very, very important. Over the years, I think we’ve shown discipline in how we invest our money as well as exiting businesses that don’t have the right appropriate return or we don’t have the technology for the scale.

The retail strategy, frankly, is to grow client relationships and expand our banking footprint when we have a competitive advantage. We’ve improved that a lot. Recently, we announced the sale of Hilliard Lyons, a place that we had low returns, higher compliance risk, and we really weren’t able to deepen the relationships in that space. We weren’t able to enhance the returns. So we were able to sell that, and we’ll redeploy those capital proceeds in the first quarter.

You’ll see the focus on acquiring businesses in acquisitions such as United, Riggs, Mercantile, Yardville and Sterling have enhanced our retail market — and I’ll show you a chart in a second how it’s helped us — while ARCS Commercial Mortgage Harris Williams and Midland really help us raise deposits and fees as opposed to taking credit risk.

Recent acquisitions for PFPC are transforming that company, really, from a processor to an integrated solution provider, which I think will be extraordinarily positive. And you saw BlackRock, with the addition of Quellos. Again, their fund-to-fund business should benefit remarkably. So these are all items that have good internal rates of return and are strategically positioned for success.

The important thing for us today, and for 2008, is to leverage these and generate the higher internal rates of return. We improved our demographics here. You can see that our median household income over the period of time where we added Baltimore, D.C., and Jersey — median household income for us is up 10%, which is almost impossible to do over a short period of time. Fortunately, we had these very attractive regions close by to us where we could get the cost saves, and enhance the demographics. And the five-year expected population growth now for PNC is double, from 2% to over 4%. So we’re very pleased about that. So quite frankly, with the acquisitions we’ve done, we’ve taken the cost out, or are in the process of taking the cost out, which are very important, but we also increased the opportunity to generate more fee income and more revenue.

I mentioned to you that the Bank is actually 50% fees. That is because we have lots and lots of fee income opportunities. When we look at the banks that we’ve purchased, whether it’s Yardville at 29% fees, or some of the others — if we can get, and you don’t give us credit — you give us credit for the cost saves. We’ll deliver that and we have. You don’t give us credit, and shouldn’t probably, for revenue increases. But to the extent that we can take the Mercantile or the Yardville and take them from their fee income percentage to the PNC fee income percentage, that really does generate significant value.

And can we do it? I think the question is yes we can. If we look at greater Washington, we had no presence there in May of 2005. After the Riggs conversion, we invested heavily in the brand. Free ATM access, added branch hours — these and other initiatives. We have strong growth in checking accounts at 16%, increased our deposits, loans, fee-base. You can see we were able to leverage our sales and product capabilities through our fees, 47% in less than a year-and-a-half. We improved our non-interest income to fill the revenue percentage from just over 40% or almost 44% in that time. And you think about the Yardville Bank, having the number one presence in three of the ten richest counties in America with no brokerage, no private banking, no merchant services — to the extent that we can build those products into that franchise, we can take their 29% to something significantly higher.

And the Mercantile Bank, I think, is the same issue. We understood that they had a meaningful real estate presence. I think that now that we’re entering into a cycle, so that’s an issue for us. But quite frankly, the opportunity for us in the Maryland, Washington, D.C., Baltimore marketplace is kind of remarkable. Mercantile, as you know, had no technology. No technology. They didn’t even have automated tellers. I mean if you had a check drawn on the Annapolis Bank and Trust, then you went into the F&M Bank, they took your check behind the door and then called the other bank and said, what does this person look like. (laughter) There’s a lot of opportunity there, and we’re already beginning to recognize that. So that’s why I say that 2008 is a year of opportunity and execution.

One other item I would tell you on an investment side is our Global Services Business in PFPC. We continue to leverage again our global fund servicing and deploy capital to support higher growth in emerging products. Twenty-eight percent of the fees generated by PFPC come from emerging products that are higher margin than the traditional products. That’s up from 21% a year ago.

Many of you ask us, how are we investing in fund accounting and transfer agency, which are to some extent mature products. Transfer agency, quite mature. This is one way we’re investing in new products that have enhanced our ability to grow and to grow earnings. And the PNC emerging product revenue had an 18% three-year compound annual growth rate and a very strong pipeline. We just announced the additions of Albridge Solutions and Coates Analytics, really changing PFPC to an analytics provider as well as a provider of information services to brokers, dealers, and advisors, as opposed to simply the processing and fund accounting they did before. We’re already getting phone calls about doing that.

Now let’s turn to the Corporate & Institutional Bank, if it’s okay. We have what we think is the premier middle market franchise opportunity in the country. We’ve been named the number one middle market bank by a number of people. We are the number one middle market bank in our region, and the relationship approach, here again, is hard at work to drive more fees out of those relationships.

Now just six months ago, credit was a pure commodity. There was no spread, no nothing. Really, the issue was cross-selling fees. Now today, it actually has more leverage coming out of the credit side. You’ve seen a number of our peers have to go raise capital, because they’ve got to be more careful than they were a while ago about just lending at very, very slight rates. So we have money to lend. Middle market contacts are very important, and once you’re able to take the middle market company through this kind of an environment, you have that customer forever. And obviously, the agent bank for middle market credit gets about 80% of all the ancillary fees, which is the place where we like to be.

Capital markets are less accommodating, and you can see from this slide, our ability to cross-sell and generate more product is pretty good. And we’ve enhanced this through services from Harris Williams and ARCS Mortgage, which provide other benefits to the overall relationship.

We’ve increased revenue in our major Corporate & Institutional Bank product categories by 13% in the last year by leveraging Treasury Management, Capital Markets, and our capabilities in commercial loan servicing. So again, the fee part of that business has much higher returns. Corporate & Institutional Bank — I don’t want to dwell on it, but it’s 50% fees. So we’re getting fewer earnings out of the credit risk side and more out of the fees.

Also, that channel generates a lot of low-cost deposits. If you look at the slide, we’ve been successful here, too, with Midland and Treasury Management doing an excellent job generating deposits.

Before we leave Midland, let me talk briefly about the CMBS originations. You can see the volatility in this business in the last few weeks, quite frankly. We spoke that we were not immune to the current market situations, but we never could have imagined that this liquidity crisis would come back in the CMBS space quite so strongly. Really unprecedented volatility around here, and I think, quite frankly, leaving us with an inventory of $1.5 billon of CMBS assets for sale at the end of November 2007. And you can see that they’re currently — the index is at 120 basis points, and we have written them up — written them to 65 at the end of the third quarter, and we’re anticipating in our estimate for the fourth quarter that we would have to mark them to the 120 basis points, or 121 basis points that’s on this slide. If I knew what was going to happen between now and the end of the year when we actually mark them, I’d be in your business instead of mine, which in that case would be better. It’s like having next Monday’s Wall Street Journal.

But anyway, the other part that this has had impact on is not only the $55 million mark; we also have a $45 million negative impact on our trading book. Usually, our trading book is around $40 million to $45 million a quarter. We expect it’ll be positive this quarter, but it won’t be the usual $40 million to $45 [million] per quarter.

So that is again the issue that’s impacting us. As I mentioned, the other parts of the Company are performing well. And I think our diversified business model is delivering strong fees in the non-CMBS trading book. It’s delivering strong NII, strong expense management, and a better than peer average performance on the credit side.

A couple of other things I’d like to mention before questions is, as we go into 2008, there are a few things that we need to work on. One is the brand of PNC. When we talk about our customers, our retention rates are the highest that we can find in the industry. It’s really a very, very warming thing when you talk to customers, and they have been with us for a long time, whether it’s retail, or corporate, or PFPC, or others.

The thing that we find that we’re not as strong at is brand. About seven years ago, you may have seen this logo for the first time, and it didn’t say Grow PNC on the front; it said Risk Management. And we said we were never going to forget the Customer; the customer was always a focus of ours. Customer satisfaction has been a focus of ours for probably forever. And our customer sat[isfaction] numbers are strong. But we said we wanted Risk Management, and I would tell you today that I think our risk management is very, very good. We had Risk Management across the front of the logo. When we felt we were comfortable with that, we moved it back onto the logo, put Teamwork in front. When we moved Teamwork, when we thought we’d made progress in that, we put Grow PNC on the front.

Part of teamwork was the One PNC project. We really worked together in One PNC, and I think we made a lot of progress in that space. We actually improved the profitability by over $400 million and increased customer satisfaction at the same time, because we listened to our customers. What we have to do now, and until we got all three of those things, we didn’t think about growing PNC and adding other franchises and businesses. But we’ve been successful in doing that in the last couple of years.

But as we go forward, we’re actually going to take the One PNC concept, we’re not going to call it that, but we’re again asking our employees to help us move forward on the brand side. The brand equity, as you can see, is very, very important to lots and lots of industries, and, quite frankly, not important to the financial services industry. When you see that the industries that have strong brands, quite frankly, the authority industries that have them, it contributes a great deal to their market cap, and on a long-term basis, they can show that brand enhances customer loyalty, improves their pricing capability, and ultimately increases their market cap.

We’re moving forward on an ease, confidence and achievement branding. But we’re starting with our employees. Our customers come to us to achieve things. They only come to people who they trust or have confidence in. But the differentiating factor is having the opportunity to be easy to do business with. And so we’re going to start, like One PNC, with a little less structure, and our employees are giving us ideas about how it’s easier to do business with us. Free ATMs worldwide is one of those ideas, and that’s working out very well. But I think there’s a number of them, and again, we’re going to let our employees kind of help us with this, and then you’ll see a branding campaign subsequent to that.

The second item for 2008 is employee engagement. A number of years ago, we used a customer profit chain. Employee satisfaction is a 0.9R squared to customer satisfaction, which has a 0.9R squared or a (inaudible) correlation to people being willing to do more business with you or to refer you to others. Employee commitment is something that we’ve focused on. Employee engagement. I think we’re in good shape. Customer satisfaction is good shape. We’ve got to take it to another level. I think we can get better. And again, by asking our employees for ideas to make their job easier is one of the ways we’ll do that.

Last but not least is innovation. Innovation, I think, is absolutely critical to success in the future. I think when we look at how we’re doing business today, it’s very different than how we did business only ten years ago. As a matter of fact, one of the things I was reading just yesterday, we all probably know that electronic payments are now two-thirds of all the payments made in the U.S. and, quite frankly, it’s continuing to change. Checks, for example, grew at 6% a year forever until they didn’t. And then they fell 10%. They’ll fall another 15%. So I think we have to look ahead as to how do you do business with your customers?

The revamped website that we have has been a tremendous success, but we’ve got to do more. We’ve hired consultants who have taken us to Korea and a number of other places where electronics are used more aggressively than the U.S. We’ve examined the Generation Y group, and we’ll be coming out with a number of new products, online programs as well as bill pays. Different items on our website, different items for their cell phones, to move forward on the innovative side. Because what we’ve found is that we can capture customers at a younger age and keep them forever, if you can get them.

For example, I don’t know if I’m running out of time, but for example, the average student at Penn State never leaves — 80% of them never leave the state of Pennsylvania. That’s good for us. We’re all over Pennsylvania. If we can capture the Penn student, have free ATMs worldwide, and online capabilities second to none, they never have to leave us forever. So I think this is an exciting thing for us that we’re investing in this year. You’ll see more of that. So we’re doing these with a sense of urgency in 2008, and I think there’s a lot of excitement about that within our employees.

So let me just say in summary, to wrap it up: on the revenue side, net income and fee income look very good, I think, ex-CMBS and trading. Our expenses are well-controlled. We expect the loan loss provision to continue to increase at a manageable pace, that we think it’s still in a strong position today, but we’ll remain below our peers. I think the CMBS activities — we talked about the 8-K this morning — including the CMBS write down, we think the earnings will be $1.00 to $1.15 rather than the guidance that we had given before. So that’s — we’re disappointed in that, obviously, but in the marketplace that we have today, I think it’s probably impossible to be immune.

The one part that obviously doesn’t flow through our P&L is the fact that our BlackRock investment on the other side has increased about $2 billion this quarter. So that’s a very, very positive thing.

As we look ahead to 2008, with regards to net interest income and fee income; we think those will be positive. We think that we’ll have reasonable increases in expenses and provision, but things that are manageable within the program. That’s assuming that we have a reasonable economy and there’s a reasonable resolution to this liquidity crises because I think those are both things that –and I think both of them will work out.

And 2008, I think, as we did this year, our business model not only on a return basis from credit liquidity and the yield curve position — I think it proved out. We’ve invested in the future by putting new products into — by adding new customer segments and geographies to our business, and 2008 is a year of execution by adding our products and services and technology to those new markets that we are now in and well-positioned in.

And I think, as I mentioned, the cross-selling, adding the technology and the budgeting, along with some brand and commitment to our employees, and some innovation — I think will be more fun, I think, hopefully, for 2008. I think we’re looking forward optimistically, assuming the market [inaudible]. I think we’re looking forward optimistically to 2008 for PNC.

With that, I’ll be happy to take questions.

Laurie:	Jim, I’ll start with the first one. You mentioned a couple of times that expectation for credit deterioration in 2008 is manageable. If you could be a bit more specific around what manageable means. And then, within the portfolio, clearly there’s deterioration of commercial real estate portfolio in the greater Washington, Maryland area. How much deterioration are you seeing broader than this commercial real estate regional issue?

Jim Rohr:	I think that’s obviously a very important question. Always like to tell you how far the deterioration in the credit markets will move. We’ll take the second question first. We’re really not very large anywhere outside of – one, our real estate portfolio is smaller than our peers. And secondly, outside of the greater Washington, Maryland area, it’s even smaller compared to our peers. And so, quite frankly, we’re not a very good barometer for the markets outside of that. I read what you read about California, Texas, Florida, and Michigan, and we’re just not in those markets. And so I can’t really comment.

Secondly, the Maryland market, I think, is deteriorating; as you can see it’s much less rapidly than the rest of the country. We’re seeing some movement as we become more familiar and really scrub the Mercantile portfolio. Again, their portfolio’s very granular. The non-performing assets that we’re adding in the quarter are an average between $3 million and $4 million a piece. Being as old and as gray as I am and remembering 1990, and ‘91, and ‘92, it’s a lot easier to find people to buy $3 million pieces of property instead of $20 million, $30 million, and $40 million.

So I think we’re going to work hard at that. I think there’s some deterioration, but again, there’s nothing like the federal government to keep the region going. So there’s a lot of spend. There’s actually in-migration of people. For example, there will be 15,000 families moving into the Baltimore area alone, simply because of the military reallocation, over the next two years. So, there’s 15,000 families that’ll be moving to Baltimore. So while we have a dislocation now, I think over a period of time — if I were to look at a region in the country where I’d be more optimistic about a rebound in the residential real estate side, it would be the mid-Atlantic coast.

Laurie:	I actually meant the commercial real estate deterioration in the book in the mid-Atlantic region, but are you seeing broader deterioration through your book apart from — not just the commercial real estate book, but in other parts of the portfolio?

Jim Rohr:	Rick? Do you want to comment?

Rick Johnson:	I would just mention one thing we are seeing, if you take a look at Midland loan servicing, where we have an ability to take a look at the whole market, we are seeing deterioration as it is to the whole industry in the commercial mortgage in terms of charge offs maybe going from – doubling, in effect, from where they were before. But the portfolio that we have, we are not seeing that across our commercial real estate portfolio, with the exception of the residential real estate space, and our total exposure there is about $2.4 billion, and 90% of that is in our footprint, which includes our footprint now in Maryland and D.C. Northern Virginia.

Laurie:	And so the deterioration that you’re expecting to be manageable in 2008 is largely focused on just one piece of the portfolio?

Jim Rohr:	Yes.

Rick Johnson:	Well, and I would also point out, I think our home equity book, which is a large portion of our loan base — $13 billion, charge offs there have picked up just a little bit, maybe to 24 basis points from 19, but that’s significantly below what you’re seeing in industry averages. We still feel it’s a high-quality portfolio.

Jim Rohr:	Other questions? Yes sir.

Unidentified
Participant:	You mentioned you had no subprime exposure right now. Are margins such that you might want to start increasing subprime exposure on your books and if not, why not?

Jim Rohr:	Well, the answer is — I think the question is we have no subprime, when might it be advantageous? First of all, we intend to have a moderate risk profile. We think we have one; we want to continue to have one. We don’t think you really get paid for taking credit risk generally. But there may be an opportunity as this liquidity crisis moves through, that people actually have to mark assets down to a place where they’re attractive on a risk return basis.

As to subprime being attractive — I frankly didn’t want to be in subprime many, many years ago. The decision that we made in the 1990s, for a number of reasons — you didn’t get paid for the risk, and quite frankly, it’s proven to be the case. I mean people enjoyed it until they don’t. It’s a very, very tough business to make a lot of money in over a cycle, and that’s why we weren’t in it. You’re still looking at people just guessing at what default rates are.

And even in the CMBS market, when you go to price the product, you ask people for a bid, they give you a number, then say with that number, I’ll buy yours. And they say no, I’m not selling. That’s how illiquid the market is, and the subprime market is even more illiquid as you look for the — again, we don’t have it. And one of the reasons we don’t like it is — did you look at the alt A stuff that is repricing? The repricing doesn’t peak until July of next year. And so when you try and think about, are we at the peak of the default rate? Can it still double again? I mean it’s a very, very difficult market to buy into, and I think it’s going to take a while for that to stabilize and work out. I think it’s a tough one to make a decision. I’m very glad we’re not in it, quite frankly. Same thing with the SIV business, which includes some of the subprime. I’m glad we’re not in that too.

Rick Johnson:	Tes. Quick point of clarification, we don’t originate subprime, but we’re in the home equity business, so minimal amounts of the portfolio can migrate to that level. So we have a minimal amount of subprime exposure, but to Jim’s point, it’s a very small piece of our overall risk.

Jim Rohr:	Yes, sir.

Unidentified
Participant:	When you look around at the liquidity and capital constraint in the industry at the moment, and you have on your balance sheet a very valuable asset that’s performed very well – the BlackRock stake — how do you look at that and think about the trade-off versus the opportunities that are emerging in your core businesses?

Jim Rohr:	Well, we actually think of BlackRock’s income as part of our core business. I mean, one of the things that I think benefits us today, when you look at what’s happened, especially when you look at what’s happened in the market to other people, the fact that we have the majority of our revenues coming from fee businesses. If you didn’t, like a lot of other people have — the average bank in the United States has two-thirds of their revenues tied to net interest income.

A lot of the subprime issue was tied to the fact that people had to go out the credit curve to replace net interest income that they had put on their books when they put mortgages on at 8% and funded it with Fed funds in 2002. We didn’t have to do that. Matter of fact, some of you criticized us for not growing net interest income in 2004, 2005, as rapidly as up here. We said we don’t get paid for taking that risk. The risk return on buying those kinds of assets isn’t appropriate, and it takes time for the credit peaks to come through. So the fact that we have strategically placed ourselves to have a more significant amount of our revenues coming from fees is very important.

The other part is, to do anything with the BlackRock shares costs us an enormous amount in taxes. It’s a religious experience. And we don’t want to kind of fix the deficit all by ourselves. And we view that as a very, very, very attractive asset and some of you — we’ve had this discussion about it. We’ve said if you didn’t have BlackRock, would you want it? And the answer is yes. I think if you were to ask any bank or any financial services company in America if they would have liked to have founded BlackRock the way we did it in the early ‘90s, mid-’90s, or if they would like to own 34% of BlackRock as we do today, I think they’d all say yes.

Unidentified
Participant:	Jim, what are your latest thoughts in regard to BlackRock? What are your latest thoughts in terms of unleashing value at PFPC? Given the nice valuations of trust banks right now, where there are some good values in banks?

Jim Rohr:	Well, I think the PFPC is — Rick, you may have a better view of that — PFPC has done very, very well. If you look at where PFPC was six or seven years ago, they weren’t doing very well. We’ve put in a new management team, we’ve rebuilt it differently, we’ve changed the technology, improved the profitability of the company rather dramatically. We think there’s a long ways to go for PFPC. And then again, like BlackRock, without PFPC, without BlackRock, then, we’re going to have to double down on the credit space in order to grow income, and we think we kind of like doubling down on the fee side rather than the credit side. Rick, you might have a—

Rick Johnson:	Yes. If I could add Jim, I think on BlackRock, I think we do get credit for the BlackRock shares in our stock. I think it’s clearly there in an after tax value. I think PFPC; you’d probably get more of an 18 times, 20 times multiple for that. I don’t think people give us credit for that, and when you go through the math related to it, we get down to maybe $2.00 a share is what’s missing simply out of our share price, because of the fact that they don’t give us the extra multiple, they just give us bank multiples. So I think when you get down to it, it’s really not a material movement in our share price overall. But it does add to the diversification of the earnings, which is something we think is very important.

Jim Rohr:	Yes sir.

Unidentified
Participant:	Could you just comment on stock buy backs? Are we in a period where you want to husband capital right now? Or based on your risk profile and where your stock is today — and somebody just downgraded you, so maybe you have an opportunity. If you could just talk a little bit about buy backs?

Jim Rohr:	Rick? You want to talk about buy backs?

Rick Johnson:	Yes. I think in this environment right here, we’re focused very much on two things. One is making sure that we have the right amount of liquidity in the institution. And we’ve got over $35 billion of access to liquidity, whether it’s the Fed window or whether it’s at the Federal Home Loan Banks, as well as unencumbered securities. So I think on that front, we feel very good.

I think on capital ratios, we’re doing okay. A little thinner than we’d like to be at the moment, but we still are in a good place. I just think at this point in time, I don’t believe that, with the opportunities in the marketplace, stock buy back is a good thing at this stage. But we’re going through our planning process; we’ll take a look at what’s available. So in the early part of next year, I don’t think that is going to be on our plate. Maybe towards the end of the year, if the liquidity works out of the system, then maybe we’ll be back in that game.

Jim Rohr:	Any questions?

Laurie:	Jim, I’d like to ask another question.

Jim Rohr:	Yes.

Laurie:	Now that the Mercantile systems integration is complete, and as you continue to think about the regional footprint, what’s the end game for you in terms of the footprint from Pittsburgh to the mid-Atlantic down to D.C?

Jim Rohr:	Well, that’s a terrific question, Laurie. But when we look at where we are, the opportunities for us to basically convert Sterling, and Yardville, and Mercantile into the PNC franchise and generate the kind of fee income from those franchises, I think we’ve filled the holes. And the hole that we had in Lancaster, Yorkville was the fastest growing market. They had the best retail franchise. Didn’t understand they were going to blow up the leasing company to get there, but anyway. We never wanted the leasing company in the first place. So we have that hole filled.

I think the Yardville opportunity was a unique opportunity, bought it a dollar under market. It’s a wonderful marketplace. Banks are sold, not bought, so I think, frankly, what we saw was Riggs, and Mercantile, and Yardville, and Sterling, all came up for sale for different reasons. It wasn’t like we really felt that we had to go buy something. Except Mercantile, actually, was a unique franchise that fit particularly well and was more strategic than the others.

I think right now our issue is to just make those work. We’re not — I have no anticipation that we’re going to be the global bank or a national bank. I think our issue for now is really to kind of make the machine hum away, with the opportunities that we have in those very good markets. I mean, we’ve made a lot of money in places like Erie and Pittsburgh — and actually Pittsburgh grew better than it used to, but we made a lot of money in the markets that didn’t grow quite so well. I think the opportunities are showing themselves. Investments in the markets that we’ve been expanded to now should have very good returns.

Laurie:	Any thoughts to expanding out of the region?

Jim Rohr:	Not right now. The region we’re in, I think, from an economic point of view, is a lot better than many others, if not better than all the rest, quite frankly.

Laurie:	Right. And then, Jim, a number of CEOs in your market cap range have talked about mergers of equals among this peer group. Any expectations that this could eventually happen [inaudible]?

Jim Rohr:	Oh, they might. I mean banks are sold, not bought, for different reasons. I think MOEs are very difficult. Usually they don’t work. Somebody has to get the keys. The one that worked, I think, was Wachovia. I think that was a good example, but basically the Wachovia guys didn’t get a premium, and gave up the keys, and I think First Union did a pretty good job by integrating that and really created something. But again, it was a situation where it looked like a merger of equals, but it wasn’t executed like a merger of equals. It was executed like a take over. And that works okay, I guess. I think that worked pretty well.

The real merger of equals is where you’re to-ing and fro-ing as to whose systems work and who gets — who’s on first and all the rest. I mean, they usually take many years to work out, and quite frankly, I think the opportunities that we have before us to execute in the region we’re in are far more attractive.

Yes sir.

Unidentified
Participant:	Can you comment on the return targets that you use for acquisitions and other financial measures that you’re targeting?

Jim Rohr:	Rick, you want to do those?

Rick Johnson:	Yes. Fine. Typically, what we do is we look for a return that exceeds a 12% internal rate of return, but I would say every deal we’ve done is usually around 15%, and I think that’s more a target — 12% would be a minimum. We also like to see that it gets accretive in the second year. We don’t like to drag the earnings down for a longer period than that. We want to make sure we get a pretty fast return by taking the cost out within that one-year period.

Jim Rohr:	Yes sir.

Unidentified
Participant:	Can you provide an update on Sterling, and you mentioned earlier that you didn’t want a leasing company to begin with — Can you elaborate on what exactly is unattractive about leasing?

Jim Rohr:	I think the Sterling acquisition is moving forward. They’ve got some restatement issues that they have to get through. We would expect the acquisition to take place in the first quarter and be integrated in the third. So that’s kind of okay with us, because the closer the closing of the transaction gets to the cost save opportunity, it’s better for the shareholders. I think it’s moving forward on that basis.

Rick Johnson:	You probably recently saw that they announced another $35 million after tax charge on their leasing portfolio. That was something we had fully baked into our analysis. So that wasn’t a surprise to us.

Jim Rohr:	Their retail franchise is best in class in that footprint. Yes sir?

Unidentified
Participant:	Yes. Are there any loan categories in which you have recently tightened underwriting standards or plan to?

Jim Rohr:	Not really. I don’t think we’ve changed the underwriting standards.

Rick Johnson:	I think in the home equity space, we have over the last six months got a little bit tighter in terms of — we were already pretty conservative, and I think we’ve tried to pull some of that in as well in terms of what we’re doing in that space. Certainly, where we had a very small broker capacity there, we tightened that up dramatically in terms of what we were doing. Still very comfortable with the risks we have there, but there’ve been a couple of areas there.

Jim Rohr:	The home equity portfolio tightened itself up a little bit because housing prices didn’t do anything, so by its very nature, it’s tightened itself up. Nice thing about our home equity portfolio is that we never really had the boom in housing prices, so when you see published at Las Vegas as a 33% decline in housing prices in a year, all of a sudden somebody ends up going from 90% loan to value to 110%, that’s bad. It hasn’t happened in Pittsburgh and Erie, Scranton and places like that, which is good for us.

Laurie:	Any more questions?

Jim Rohr:	No more questions? Thank you very, very much for your support. It’s been a great year. Happy holidays to everyone.

Laurie:	Lunch will be downstairs in the Cotillion Room.

ADDITIONAL INFORMATION ABOUT THE PNC/STERLING FINANCIAL CORPORATION TRANSACTION

The PNC Financial Services Group, Inc. and Sterling Financial Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC’s Web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Sterling Financial Corporation will be available free of charge from Sterling Financial Corporation by contacting Shareholder Relations at (877) 248-6420.

The directors, executive officers, and certain other members of management and employees of Sterling Financial Corporation are participants in the solicitation of proxies in favor of the merger from the shareholders of Sterling Financial Corporation. Information about the directors and executive officers of Sterling Financial Corporation is included in the proxy statement for its May 8, 2007 annual meeting of shareholders, which was filed with the SEC on April 2, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.